EXHIBIT 99.1

VOX RECEIVES APPROVAL FOR TSX GRADUATION

AND ANNOUNCES TICKER CHANGE

TORONTO, CANADA – May 25, 2023 – Vox Royalty Corp. (TSXV: VOX) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce that it has received conditional approval for the listing of Vox’s common shares (the “Common Shares”) on the Toronto Stock Exchange (the “TSX”). The Common Shares will commence trading on the TSX at the opening of markets on May 29, 2023.

Upon listing on the TSX, the Common Shares will trade under the new symbol of “VOXR”. The Company requested the change in order to align the Company’s Canadian ticker symbol with its U.S. ticker symbol on the Nasdaq.

On commencement of trading on the TSX, the Common Shares will be delisted from the TSX Venture Exchange. Shareholders will not be required to take any action in connection with the graduation and listing on the TSX.

Kyle Floyd, Chief Executive Officer stated: “Graduating from the TSXV to the TSX main board is a major milestone for our company. It is a testament to the hard work and dedication of our team, and it is a recognition of the strength and sustainability of our business. Graduation to the TSX will expand our visibility, enhance our reputation, and should ultimately increase our liquidity. This will allow us to attract new investors, grow our business, and continue building long term value for our shareholders.”

Vox would also like to remind shareholders to vote at or prior to the Company’s upcoming annual and special meeting of shareholders scheduled for June 8, 2023 at 1:00 p.m. (EDT). Instructions on how to vote and to access the webcast of the meeting can be found in the Notice of Annual and Special Meeting of Shareholders of Vox to be held on June 8, 2023 and the Management Information Circular dated April 25, 2023 available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Vox’s website at www.voxroyalty.com.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

+1-345-815-3939

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Vox Royalty Corp. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements pertaining to the timing of the listing of Vox’s Common Shares on the TSX, timing of the de-listing of Vox’s Common Shares from the TSX Venture Exchange, and the Company’s expectations for expansions of royalty-linked operations and new mine developments.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company expects to receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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